SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
______________________

Report of Foreign Private Issuer

______________________

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 19, 2007

______________________

ACTIONS SEMICONDUCTOR CO., LTD. ______________________ 15-1, No. 1 HIT Road Tangjia, Zhuhai Guangdong, 519085 The People’s Republic of China (86-756) 339-2353 ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes -___ No X

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated July 19, 2007, relating to Company’s financial results for the three months ended June 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

Date: July 19, 2007	By:	/s/ David Lee
Name: David Lee Title: Chief Financial Officer

Actions Semiconductor Reports Second Quarter 2007 Results
Company Reports Q2 Revenues of $27 Million

ZHUHAI, China, July 19, 2007 - Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported financial results for the second quarter ended June 30, 2007.

All financial results are reported on U.S. GAAP basis.

Revenue for the second quarter of 2007 was $27.0 million, compared to $39.3 million for the second quarter of 2006, and $30.3 million for the first quarter of 2007.

Net income for the second quarter of 2007 was $9.8 million, or $0.11 per ADS, compared to $18.1 million, or $0.21 per ADS for the second quarter of 2006, as compared to $12.7 million, or $0.15 per ADS for the first quarter of 2007.

Actions Semiconductor reported operating margins of 25.6% and gross margins of 46.8% for the second quarter of 2007. The Company ended the quarter with $207.6 million cash and cash equivalents together with time deposits, restricted cash and short-term marketable securities.

“While we maintained our market leadership and grew unit shipment volumes both on a sequential and annual basis, our second quarter results were impacted by increased pricing pressure and customers experiencing challenges in securing small panel display supplies,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “We are enthusiastic about expanding our market opportunities through our high-end Series 13 products, which will commence volume shipments during the third quarter as planned. By offering a full range of portable media player(“PMP”) products to the U.S. market at a superior cost-performance ratio we should continue to expand our market share and attract new customers in the U.S. and globally. We remain confident in our compelling business model and commitment to executing our long-term growth strategy as we continue our market dominance as a leading global PMP SoC supplier.”

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

For the quarter ended September 30, 2007, Actions Semiconductor estimates revenue in the range of $30 to $32 million, and, fully diluted earnings per ADS of $0.14 to $0.16.

Conference Call Details

The Actions Semiconductor Second Quarter teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Thursday, July 19, 2007. To participate in the live call, analysts and investors should dial 800-573-4752 or 617- 224-4324 and enter passcode 68327180 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through July 26, 2007, by dialing 888-286-8010 or 617-801-6888 and entering the passcode 10015162.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:
Lisa Laukkanen The Blueshirt Group lisa@blueshirtgroup.com 415-217-4967	Chung Hsu Director of Investor Relations, Actions Semiconductor chung@actions-semi.com +86-756 3392 353 *1015

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	At June 30,	At March 31,	At December 31,
	2007	2007	2006
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	109,387	108,836	137,778
Time deposits	39,803	50,672	45,713
Restricted cash	3,022	1,683	-
Marketable securities	55,366	50,667	20,531
Accounts receivable	6,381	5,841	5,859
Notes receivable	516	870	2,154
Inventories	12,816	11,389	6,280
Prepaid expenses and other current assets	4,447	4,072	6,413
Amount due from an affiliate	75	163	133
Deferred tax assets	518	410	662
Total current assets	232,331	234,603	225,523

Investment in an affiliate	1,505	1,449	1,469
Other Investments	3,937
Rental deposits	44	40	52
Property, plant and equipment, net	7,227	6,999	6,749
Acquired intangible assets, net	4,541	4,335	3,787
Deposit paid for acquisition of property, plant and equipment	13	120	91
	17,267	12,943	12,148

TOTAL ASSETS	249,598	247,546	237,671

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	9,777	15,937	15,715
Accrued expenses and other current liabilities	4,898	3,953	9,490
Amounts due to shareholders	-	10	10
Other liabilities	893	751	692
Short-term bank loan	1,570	1,547	-
Income tax payable	586	3,102	2,258

Total current liabilities	17,724	25,300	28,165

Minority interest	394	441	486

Shareholders' equity:
Ordinary shares	1	1	1
Additional paid-in capital	49,337	50,341	50,341
Accumulated other comprehensive income	5,366	4,466	4,396
Retained earnings	176,776	166,997	154,282
Total shareholders' equity	231,480	221,805	209,020

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	249,598	247,546	237,671

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In thousands of U.S. dollars, except per share amounts)

	3 months ended	3 months ended	6 months ended	6 months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	26,963	39,326	57,254	75,158
Cost of revenues	(14,338)	(15,989)	(28,676)	(32,198)
Gross profit	12,625	23,337	28,578	42,960
Other income	100	723	372	895
Operating expenses:
Research and development	(2,550)	(2,526)	(5,257)	(4,606)
General and administrative	(2,901)	(2,395)	(5,268)	(4,506)
Selling and marketing	(377)	(329)	(752)	(647)
Total operating expenses	(5,828)	(5,250)	11,277	(9,759)
Income from operations	6,897	18,810	17,673	34,096
Other income	1,292	-	2,641	-
Interest income	1,836	1,096	3,494	2,070
Interest expense	(19)	(77)	(42)	(146)
Income before income taxes, equity in net loss of an
affiliate and minority interests	10,006	19,829	23,766	36,020
Income taxes	(330)	(1,621)	(1,400)	(2,906)
Equity in net loss of an affiliate	56	(138)	36	(138)
Minority interests	47	17	92	26
Net income	9,779	18,087	22,494	33,002

Net income per share:
Basic and diluted per share:	0.02	0.04	0.04	0.06

Basic and diluted (per ADS)	0.11	0.21	0.26	0.38

Weighted-average shares used in computation:
Basic and diluted	515,661,372	516,000,000	515,844,756	516,000,000

Weighted-average ADS used in computation :
Basic and diluted	85,943,562	86,000,000	85,974,126	86,000,000

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended	Six months ended	Six months ended
	June 30,2007	June 30,2007	June 30,2006
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income	9,779	22,494	33,002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	378	726	363
Amortization of acquired intangible assets	529	1,002	380
Utilization of advance subsidy from local authorities of Zhuhai, the People's Republic	-	-	(35)
Loss on disposal of property, plant and equipment	338	315	(16)
Gain on disposal of intangible assets	-	(18)	-
Minority interests	(47)	(92)	(26)
Deferred tax	(108)	144	527
Equity in net loss of an affiliate	(56)	(36)	138
Changes in operating assets and liabilities:
Accounts receivable	(540)	(522)	2,988
Notes receivable	359	1,650	(63)
Inventories	(1,284)	(6,349)	(2,049)
Prepaid expenses and other current assets	(320)	2,031	(1,389)
Income tax recoverable	-	-	11
Amount due from an affiliate	88	58	-
Accounts payable	(6,269)	(6,231)	2,344
Accrued expenses and other current liabilities	818	(5,284)	(4,279)
Income tax payable	(2,521)	(1,701)	1,718
Rental deposits	(4)	8	(40)

Net cash provided by operating activities	1,140	8,195	33,574

Investing activities:
Proceeds from disposal of property, plant and equipment	-	31	47
Proceeds from disposal of intangible assets	-	64	-
Increase in marketable securities	(4,514)	(34,535)	-
Increase in other investments	(3,937)	(3,937)	-
Investment in an affiliate	-	-	(1,125)
Purchase of property, plant and equipment	(735)	(1,299)	(4,962)
Purchase of acquired intangible assets	(600)	(1,839)	(528)
Increase in restricted cash	(1,314)	(2,997)	(2,812)
Decrease (Increase) in time deposits	10,993	6,213	(43,609)
Cash used in investing activity	(107)	(38,299)	(52,989)

Financing activities:
Proceeds from short-term bank loans	-	1,547	2,917
Advance subsidy from others	131	182	249
Treasury stock	(1,004)	(1,004)	-
Decrease in amounts due to shareholders	(10)	(10)	-
Cash provided by financing activities	(883)	715	3,166
Effect of exchange rate changes on cash	401	998	570
Net increase in cash and cash equivalents	551	(28,391)	(15,679)
Cash and cash equivalents at the beginning of the period	108,836	137,778	108,896
Cash and cash equivalents at the end of the period	109,387	109,387	93,217